

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2023

Perry Ing
Chief Financial Officer
McEwen Mining Inc.
150 King Street West, Suite 2800
Toronto, Ontario, Canada M5H 1J9

> **Re: McEwen Mining Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 7, 2022**
> **File No. 001-33190**

Dear Perry Ing:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Energy & Transportation